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                              May 14, 2024

       Martin Lewis
       Chief Financial Officer
       Pearl Holdings Acquisition Corp
       767 Third Avenue, 11th Floor
       New York, NY 10017

                                                        Re: Pearl Holdings
Acquisition Corp
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 001-41165

       Dear Martin Lewis:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2023

       Item 9A. Controls and Procedures , page 56

   1. We note your disclosure that your Chief Executive Officer and Chief Financial Officer carried out an
evaluation of the effectiveness of the design and operation of your disclosure controls and
procedures as of December 31, 2022. Please note that your
                                                        conclusions should be
disclosed as of December 31, 2023, which is the end of the period covered by this report.
Please amend your Form 10-K for the fiscal year ended December
                                                        31, 2023 to correct
this apparent discrepancy. Refer to Item 307 of Regulation S-K.
       General

   2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as
 Martin Lewis
Pearl Holdings Acquisition Corp
May 14, 2024
Page 2
         the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 with any questions.



FirstName LastNameMartin Lewis                                Sincerely,
Comapany NamePearl Holdings Acquisition Corp
                                                              Division of
Corporation Finance
May 14, 2024 Page 2                                           Office of Real
Estate & Construction
FirstName LastName